OMB APPROVAL
OMB Number: 3235-0058
Expires: May 31, 2012
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
001-16799

CUSIP NUMBER
929251106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
W Holding Company, Inc.

Full Name of Registrant

Former Name if Applicable

19 West McKinley Street

Address of Principal Executive Office (Street and Number)
Mayaguez, Puerto Rico 00680

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
Completed 2009 Financial Statements
     W Holding Company, Inc. (referred to herein on an unconsolidated basis as the “Company” and on a consolidated basis as “we”, “our”, or “us”) is not able to timely file an Annual Report on Form 10–K for the year ended December 31, 2009 (“2009 Form 10-K”) by the prescribed due date because the Company’s annual financial statements and the related audit process have not been finalized. This process has not yet been finalized due to resource constraints and the volume of audit matters in connection with our wholly owned subsidiary, Westernbank Puerto Rico (the “Bank”), which are described below. While the Company expects to complete its work by April 15, 2010, there can be no assurance that we will be able to file our 2009 Form 10-K on a timely basis. This notice contains unaudited information about our financial condition and results of operations.
Results of Operations
     We anticipate recording a loss before income taxes for the year ended December 31, 2009, subject to completion of our year-end review, reflecting the continued deterioration in the economy of Puerto Rico, which has been in recession since 2006. For the year ended December 31, 2009, operating results will likely be significantly affected by a large provision for loan losses, primarily associated with the Bank’s commercial and construction loans portfolio. The Bank’s Allowance for Loan Losses, Foreclosed Real Estate Held for Sale, Deferred Income Tax Asset, Accrued Income Tax Liability and their corresponding statement of operations accounts are still being reviewed by the Company’s management and are subject to change.
Regulatory Matters
     In May 2009, the Bank entered into a Consent Order (the “Consent Order”) with the Federal Deposit Insurance Corporation (“FDIC”) and the Office of the Commissioner of Financial Institutions of Puerto Rico (“OCIF”), and the Company entered into a Written Agreement (the “Written Agreement”, and, together with the Consent Order, the “Orders”) with the Board of Governors of the Federal Reserve System. The Orders build on the informal agreement which the Bank entered into in February of 2008 with the FDIC. In addition, by virtue of having a capital directive within the Consent Order, the Bank was deemed adequately capitalized as of the date of the Consent Order.
     The Orders impose certain restrictions relating to dividends and credit extension. Additionally, the Orders require the Company and the Bank to take various affirmative actions, including, but not limited to, strengthening the Bank’s and the Company’s Boards of Directors by increasing the number of independent directors; strengthening the Bank’s management; submitting capital, profit, budget and liquidity contingency plans; obtaining approvals prior to paying any dividends; submitting a written plan to reduce and monitor the Bank’s problem and adversely classified loans; eliminating from the Bank’s books, by collection or charge-offs, all items or portions of items classified “Loss” as a result of the FDIC’s 2008 examination; submitting loan policies and procedures for regulatory approval; restricting credit advances to adversely classified borrowers; establishing an adequate and effective appraisal compliance program; and maintaining an adequate Allowance for Loan Losses.
Management Business Strategy
     The Bank and the Company have formed a regulatory compliance committee to address the issues raised in the Orders, and the Company believes that it has addressed many of the regulators’ requirements. For example, the Bank has, among other things:

•	Developed a plan for reducing concentrations in construction/land development loans, as well as non-owner occupied commercial real estate loans;

•	Developed a plan to augment the Bank’s regulatory capital position;

•	Written action plans to reduce exposure in adversely classified assets;

•	Made enhancements to its Appraisal Compliance Program;

•	Implemented changes to its Credit Policy Manual and guidance memorandum to address loan underwriting and credit administration weakness;

•	Reduced its total exposure and total asset size through a structured deleverage strategy;

•	Maintained its capital ratios in compliance with the Consent Order (see “—Capital Adequacy” below); and

•	Reduced its deposit base, without losing local core deposits.
     As a result of the actions taken, on a preliminary basis, the Bank has been able to:
•	Decrease the Bank’s total assets by $6.0 billion or 34% from $17.9 billion at December 31, 2007 to $11.9 billion at December 31, 2009;

•	Decrease the Bank’s gross loans outstanding by $922.2 billion or 10% from $9.6 billion at December 31, 2007 to $8.6 billion at December 31, 2009;

•	Decrease the Bank’s construction and land development loan portfolio by $255 million or 17% from $1.5 billion at September 30, 2008 to $1.2 billion at December 31, 2009;

•	Increase the leverage regulatory capital ratio by 183 basis points from 4.90% at December 31, 2007 to 6.73% at December 31, 2009; and

•	Decrease the Bank’s non-accrual loans by $350 million from $1.8 billion at December 31, 2007 to $1.4 billion at December 31, 2009.
     These results are subject to completion of the Company’s financial statements.
     The capital plan presented to the FDIC and the OCIF assumes a continued reduction of the Bank’s total assets by approximately $1.9 billion during 2010. The Bank expects to comply with such reduction through the sale of securities, loans, and regular principal amortization of its loans, among other efforts. Management can give no assurance these plans will be accomplished. In addition to the aforementioned asset reductions, management has engaged financial advisors to assist in our efforts to raise additional capital and explore strategic alternatives to address our current and expected liquidity and capital needs.
     Although we are currently in compliance with the capital requirements of the Orders (see “—Capital Adequacy” below), we continue to experience losses, and management believes that we have come under increasingly close scrutiny by our regulators. Based on their assessment of our ability to continue to operate in a safe and sound manner, our regulators may take other actions, including further enforcement actions, capital directives or even assumption of control of the Bank, to protect the interests of depositors insured by the Federal Deposit Insurance Corporation (the “FDIC”). See “—Liquidity” below. If the Bank is placed into FDIC receivership, it is highly likely that the Company would be required to cease operations and liquidate or seek bankruptcy protection. If the Company were to liquidate or seek bankruptcy protection, we do not believe that there would be any assets available to the holders of common stock of the Company.
Capital Adequacy
     As of December 31, 2009, the Company and the Bank reported compliance with all the regulatory capital requirements that were applicable to them as a bank holding company and state non-member bank, respectively, (i.e., total capital and Tier 1 capital to risk-weighted assets of at least 8% and 4%, respectively, and Tier 1 capital to average assets of at least 4%) to be considered an adequately capitalized institution.
     As of December 31, 2009, the Bank reported its Leverage Ratio, Tier 1 Capital Ratio and Total Capital Ratio as 6.73%, 9.62%, and 10.89%, respectively, meeting the numerical requirements to be considered well-capitalized. To be considered a well-capitalized institution under the FDIC’s regulations, an institution must maintain a Leverage Ratio of at least 5%, a Tier 1 Capital Ratio of at least 6% and a Total Capital Ratio of at least 10%, and not be subject to any written agreement or directive to meet a specific capital ratio. However, the Consent Order includes a capital directive requiring the Bank to maintain a Tier 1 leverage ratio of not less than 5.5% as of the date of the Consent Order, 5.75% at September 30, 2009 and 6.0% at March 31, 2010. As of December 31, 2009, the Bank reported its Leverage Ratio as 6.73%. At December 31, 2009 the Bank complied with the quantitative definition of a well capitalized institution, and the requirements of the Consent Order. However, by virtue of having a capital directive within the Consent Order, the Bank was deemed to be adequately capitalized at December 31, 2009.
Liquidity
     At December 31, 2009 and 2008, the Bank had liquid assets (composed of cash and cash equivalents, net of investment securities pledged against outstanding borrowings) of $730.4 million and $2.6 billion, respectively. During the second half of 2008, the Company decided to build up its on-balance sheet liquidity in light of the financial crisis that affected the financial markets. As a result, during the second half of 2008, the Company increased its on-balance sheet liquidity by raising brokered deposits. During late 2008 and the first half of 2009, the Company undertook actions to increase its off-balance sheet liquidity, including among other things, the posting of additional collateral, thereby increasing its borrowing capacity with the Federal Home Loan Bank of New York (“FHLB”). During the second quarter of 2009, with the additional borrowing capacity established with the FHLB and after much of the financial crisis had passed, the Company decided to decrease its on-balance sheet liquidity. By virtue of having a capital directive within the Consent Order, the Bank is deemed adequately capitalized and therefore cannot accept, renew or rollover brokered deposits without a waiver from the FDIC. Concurrent with the Consent Order, the FDIC granted the Bank a renewable six-month waiver for the issuance of brokered deposits, and in December 2009, the FDIC granted the Bank’s request to roll over a portion of the Bank’s brokered deposits through March 31, 2010, subject to certain limitations. In March 2010, the FDIC granted the Bank’s request to roll over a portion of the Bank’s brokered deposits for another 30 days, until April 30, 2010. There can be no assurance that the FDIC will grant any future request by the Bank to roll over the Bank’s brokered deposits. If we are not able to renew or roll over our existing brokered deposits, our liquidity will be adversely impacted.
     In addition to the liquid assets described above, as of March 31, 2010, the Bank had a total borrowing capacity of $595.4 million, primarily with the Federal Home Loan Bank of New York.
     The Company is a holding company and the Bank is its primary operating asset. The Company incurs non-fixed cash charges for general and administrative matters, which are projected to be approximately $1.6 million during the 12 months ending December 31, 2010. As of December 31, 2009, we had $2.2 million of liquid assets available at the holding company level. The Consent Order prohibits the Bank from making dividend payments to the Company and the Company has no other material source of income. As of December 31, 2009, the holding company had sufficient liquid assets to meet all of its obligations for approximately a 12 months period.
     Due to the conditions and events discussed herein, management and its auditors need additional time to consider whether a going concern qualification is appropriate.

Forward-Looking Statements
     Certain statements in this filing on Form 12b-25 by the Company may constitute forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended. In general, the word or phrases “may”, “should”, “will”, “expect”, “anticipate”, “estimate”, “project”, “intend”, “continue”, “believe” or similar expressions are intended to identify forward-looking statements. In addition, certain disclosures and information customarily provided by financial institutions, such as analysis of the adequacy of the allowance for loan losses or an analysis of the interest rate sensitivity of the Company’s assets and liabilities, are inherently based upon predictions of future events and circumstances. Although the Company makes such statements based on assumptions which it believes to be reasonable, there can be no assurance that actual results will not differ materially from the Company’s expectations. Important factors which could cause its results to differ from any results which might be projected, forecasted or estimated, based on such forward-looking statements include, but are not limited to: (i) general economic and competitive conditions in the markets in which the Company operates, and the risks inherent in its operations;(ii) the Company’s ability to manage its credit risk and control its operating expenses, increase interest-earning assets and non-interest income, and maintain its net interest margin; (iii) fluctuations in interest rate and inflation; and (iv) the level of demand for new and existing products. A discussion of factors that could cause actual conditions, events or results to differ materially from those expressed in any forward-looking statements appears under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, and in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2009. Should one or more of these risks or uncertainties materialize, other risks or uncertainties arise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Except as required by applicable law, the Company does not intend, and specifically disclaims any obligation, to update forward-looking statements.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Lidio V. Soriano	(787)	834-8000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See PART III — NARRATIVE above for management’s discussion of significant changes in results of operations for the year ended December 31, 2009.
W Holding Company, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2010	By:	/s/ Lidio V. Soriano

			Name:	Lidio V. Soriano
			Title:	Chief Financial Officer
     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).